ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in Canadian Dollars)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	SEPTEMBER 30	DECEMBER 31
	2006	2005
	(unaudited)

ASSETS

Current
Cash	$24,532	$479,581
Advances and prepaid expenses	13,937	4,084
Goods and services tax receivable	33,099	25,351
	71,568	509,016
Equipment (net of accumulated amortization)	4,042	5,020
	75,610	514,036

LIABILITIES

Current
Accounts payable and accrued liabilities	$37,661	$131,703
Amounts payable to related parties	30,544	53,750
	68,205	185,453

SHAREHOLDERS’ DEFICIENCY

Capital Stock (Note 2)
Authorized:
100,000,000 common voting shares without par value
Issued:
75,193,560 common voting shares at September 30,
2006 and 24,351,839 common voting shares at
December 31, 2005	11,948,555	2,778,791

Obligation to issue shares	-	8,638,667

Other Contributed Capital	2,922,282	894,898

Deficit Accumulated During the Exploration Stage	(14,863,432)	(11,983,773)
	7,405	328,583

	$75,610	$514,036

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Stated in Canadian Dollars)

										INCEPTION
										JUNE 16
		THREE MONTHS ENDED				NINE MONTHS ENDED				1995 TO
		SEPTEMBER 30				SEPTEMBER 30				SEPTEMBER 30
		2006		2005		2006		2005		2006

Expenses	$		$		$		$		$
Amortization		325		447		977		1,342		3,802
Consulting		7,501		8,000		27,713		28,851		107,188
Deferred tax recovery		-		-		-		-		(22,495)
Exploration and mineral
properties acquisition
costs (net recovery)		(51,406)		114,718		613,442		322,496		10,910,767
Interest expense and
bank charges		97		441		501		2,156		11,192
Management fees		22,500		15,000		64,000		51,750		415,654
Office and sundry		12,650		8,166		57,113		29,481		383,330
Professional fees		165		17,512		35,718		47,574		279,057
Stock-based
compensation		-		14,500		2,027,384		14,500		2,611,784
Travel & promotion		16,071		9,914		52,811		23,031		163,153
		7,903		188,698		2,879,659		521,181		14,863,432

Loss for the Period		7,903		188,698		2,879,659		521,181		$14,863,432

Deficit, Beginning Of
Period		14,855,529		2,247,415		11,983,773		1,914,932

Deficit, End Of Period		$14,863,432		$2,436,113		$14,863,432		$2,436,113

Basic And Diluted Loss
Per Share		$0.00		$0.01		$0.04		$0.03

Weighted Average
Number Of Shares
Outstanding		74,807,691		16,481,168		74,535,270		16,390,220

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16,
	THREE MONTHS ENDED		NINE MONTHS ENDED		1995 TO
	SEPTEMBER 30		SEPTEMBER 30		SEP. 30
	2006	2005	2006	2005	2006
Cash provided by (used in)

Operating Activities
Net loss for the period	$(7,903)	$(188,698)	$(2,879,659)	$(521,181)	$(14,863,432)
Items not involving cash:
Amortization	325	447	977	1,342	3,802
Stock based compensation	-	14,500	2,027,384	14,500	2,611,784
Mineral property option
payments paid with stock	-	-	8,690,439	42,604	8,854,831
Obligation to issue shares
for mineral property
acquisitions	-	-	(8,638,667)	-	-
Debt write of to related
parties	-	102,327	-	102,327	-
Deferred tax recovery	-	-	-	-	(22,495)
Changes in non-cash operating
working-capital
Advances & prepaid expenses	(12,853)	(77,047)	(9,853)	(85,447)	(13,937)
Goods & Services tax	(1,595)	(3,463)	(7,748)	15,064	(33,099)
Accounts payable and accrued
liabilities	(105,475)	39,421	(94,041)	(43,690)	37,662
Amounts payable to related
parties	727	(75,618)	(23,206)	(109,330)	333,542
	(126,774)	(188,131)	(934,374)	(583,811)	(3,091,342)

Investing Activity
Capital assets	-	-	-	-	(7,845)
	-
Financing Activities
Net proceeds on sale of
common stock	143,293	156,151	479,325	156,151	3,123,719
	143,293	156,151	479,325	156,151	3,123,179

Net Change in Cash	16,519	(31,980)	(455,049)	(427,660)	24,532

Cash, Beginning Of Period	8,013	37,937	479,581	433,617	-

Cash, End Of Period	$24,532	$5,957	$24,532	$5,957	$24,532

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (page 1)
SEPTEMBER 30, 2006
(Unaudited)
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The unaudited financial statements as of September 30, 2006 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2005 audited financial statements and notes thereto as these interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2005.

2.	CAPITAL STOCK

	a)	Issued Shares

i)

On January 3, 2006 the Company issued 48,888,888 shares (for a deemed value of $8,638,667 which is shown as the Obligation to issue shares on the balance sheet of December 31, 2005) pursuant to the agreements dated October 20, 2005 for the acquisition of the Hatchet Lake property and the Smeaton/Forte a la Corne property as described in the notes to the financial statements for the year ended December 31, 2005.

		ii)	During the nine months ended September 30, 2006, the Company issued 410,000 common shares on the exercise of options at U.S. $0.15 per share for proceeds of $69,317;

		iii)	During the nine months ended September 30, 2006, the Company issued 1,077,833 shares of common stock on the exercise of warrants, for total consideration of $316,423;

		iv)	On March 7, 2006 the Company issued 125,000 shares to the optionor of the Doran (Quebec) property, for a deemed consideration of $51,772, pursuant to the option agreement.

v)

During May, 2006 the Company closed a flow through private placement of 340,000 units at US$0.25 for total proceeds of CDN$93,585 (US$85,000) (each unit consisting of one common share and one half share purchase warrant wherein the holder, by offering two half purchase warrants, may purchase an additional share at US$0.30 for two years). Both the common shares and the share purchase warrants comprising the units are flow-through.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (page 1)
SEPTEMBER 30, 2006
(Unaudited)
(Stated in Canadian Dollars)

2.	CAPITAL STOCK (continued)

(a)	Issued Shares (continued)

	NUMBER
	OF SHARES	CONSIDERATION
Balance, December 31, 2005	24,351,839	$2,778,791
Issued pursuant to:
Mineral property agreements	49,013,888	8,690,439
Exercise of options	410,000	69,317
Exercise of warrants	1,077,833	316,423
Private placement	340,000	93,585
Balance, September 30, 2006	75,193,560	$11,948,555

b)	Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 1,600,000 share purchase options to be granted at US $0.25 per share, for a period not to exceed five years. In November 2004 the SOP was amended to provide for the issuance of up to 2,200,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January, 2006 the Company increased the stock option plan from 2,200,000 shares to 7,200,000 shares.

The Company accounts for the grant of options using the fair value method prescribed in SFAS No. 123, using the Black-Scholes option pricing model. Compensation for unvested options is amortized over the vesting period. During January, 2006 the Company granted 3,500,000 stock options at an exercise price of US$0.40 per share and the expiry date of February 2, 2009. A stock option compensation expense value of $1,717,984 for the options was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 140%, (3) risk free interest rate of 3.5% and, (4) expected life of 3.05 years.

On June 30, 2006, the Company granted 1,550,000 stock options at an exercise price of US$0.30 per share and the expiry date of February 2, 2009. A stock option compensation expense of $309,400 was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 140%, (3) risk free interest rate of 3.5% and, (4) expected life of 2.58 years

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (page 1)
SEPTEMBER 30, 2006
(Unaudited)
(Stated in Canadian Dollars)

2.	CAPITAL STOCK (Continued)

b)	Stock Options (continued)

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at September 30, 2006:

		Remaining	Weighted	Number	Weighted
Range of		Contractu	Average	of	Average
Exercise	Options	al Life	Exercise	Options	Exercise
Prices	Outstanding	(in years)	Price	Currently	Price
Exercisable
US$0.15 to US$0.40	6,490,000	2.35	$ U.S. 0.321	6,490,000	US$0.321

c)	Warrants

The following table lists the common share warrants outstanding at September 30, 2006. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

2,815,500	U.S. $0.25	December 31, 2006
1,275,000	U.S. $0.25	October 6, 2007
5,333,334	U.S. $0.25	November 16, 2007
170,000	U.S. $0.30	May 23, 2008
9,593,834

3.       RELATED PARTY TRANSACTIONS

During the period ended September 30, 2006, the Company incurred $64,000 (2005 – 51,750) for management fees to directors and officers of the Company.

Amounts payable to related parties at September 30, 2006 of $30,544 (December 31, 2005 -$53,750) is to directors.

4.       SUBSEQUENT EVENTS

Subsequent to September 30, 2006, 621,667 common shares were issued pursuant to exercise of warrants at an exercise price of US$0.25 per share.